Exhibit 99.1
Evogene to Receive $3.5 million Payment Related to Patent Portfolio under its Existing Seed Traits Collaboration with Bayer

Rehovot, Israel – December 8, 2022 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) (the “Company”, “Evogene”), a leading computational biology company targeting to revolutionize life-science product discovery and development across multiple market segments, announced today that Bayer will pay Evogene an amount of $3.5 million under their joint seed traits collaboration agreement.

Under the collaboration agreement, Evogene provided Bayer with a license to genes discovered to address specific seed traits, for use in corn, soy, cotton, and canola. The payment is part of a restructuring of the patent filing, prosecution, and maintenance obligations under the collaboration.

About Evogene Ltd.:

Evogene (Nasdaq: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase probability of success while reducing development time and cost. Evogene established three unique technological engines - MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). Evogene uses its technological engines to develop products through subsidiaries and with strategic partners. Currently, Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., medical cannabis products by Canonic Ltd., ag-chemicals by Ag Plenus Ltd. and ag-biologicals by Lavie Bio Ltd.  For more information, please visit: www.evogene.com.

Evogene Investor Contact:
Kenny Green Email: kenny.green@evogene.com Tel: +1 212 378 8040